Sphere 3D Announces VMware Technology Alliance Partner Program Elite Membership

Mississauga, Ontario, Canada, October 4, 2013 — Sphere 3D Corporation (TSXV-ANY) (“Sphere” or the “Company”), the developer of Glassware 2.0™ foundational thin client technology, today announced it has joined the VMware Technology Alliance Partner (TAP) program as an Elite level partner. Elite members of the TAP program collaborate with VMware to integrate and validate their products with VMware solutions to drive transformative business outcomes for customers.

“We welcome Sphere 3D as an Elite member of the VMware TAP program,” said Sanjay Katyal, vice president, Global Alliances & OEMs, VMware. “VMware and our Elite partners are driving the convergence of cloud infrastructure and virtualization for our customers, enabling greater efficiencies and reliability. Through the TAP program, companies like Sphere 3D can extend the benefits of VMware cloud infrastructure to fuel transformation within customer environments.”

The VMware Solution Exchange (VSX) is an online virtualization and cloud infrastructure marketplace that provides customers with a single point of entry to discover, evaluate and rate business solutions.

Sphere 3D product information, collateral and other assets are listed within the online VMware Solution Exchange at solutionexchange/sphere-3d-corp. With thousands of members worldwide, the VMware TAP program includes best-of-breed technology partners with the shared commitment to bring the best expertise and business solutions for each unique customer environment.

About Sphere 3D

Sphere 3D Corporation (TSX-V:ANY) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud-connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts:

Sphere 3D Contact:
Sphere 3D Corporation
Peter Tassiopoulos Chief Executive Officer
Tel: (416) 749-5999
Peter.Tassiopoulos@Sphere3D.com

VMware is a registered trademark of VMware, Inc. in the United States and other jurisdictions. The use of the word “partner” and/or “partnership” does not imply a legal partnership relationship between VMware and any other company.